Exhibit 99.1

ir.ninetowns.com

NINETOWNS REPORTS SECOND HALF

AND FULL YEAR 2013 FINANCIAL RESULTS

BEIJING, China-May 12, 2014 /PRNewswire-Asia/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reported its financial results for the six-month period and full year ended December 31, 2013.

Second Half 2013 Financial Highlights

—	Total net revenues were RMB56.5 million (US$9.3 million), representing a 21% increase compared to RMB46.5 million for the second half of 2012.
—	Net loss was RMB28.9 million (US$4.8 million) compared to net income of RMB13.2 million for the second half of 2012.
—	Basic and diluted net loss per ADS (each ADS represents one ordinary share) were RMB0.76 (US$0.13) and RMB0.76 (US$0.13), respectively, compared to basic and diluted net income per ADS of RMB0.35 and RMB0.32 for the second half of 2012.

Full Year 2013 Financial Highlights

—	Total net revenues were RMB107.8 million (US$17.8 million), representing a 19% increase compared to RMB90.4 million for 2012.
—	Net loss was RMB13.9 million (US$2.3 million) compared to net income of RMB68.5 million for 2012.
—	Basic and diluted net loss per ADS were RMB0.37 (US$0.06) and RMB0.37 (US$0.06), respectively, compared to basic and diluted net income per ADS of RMB1.81 and RMB1.67 for 2012.

Second Half and Full Year 2013 Business Highlights

Enterprise Software:

Ninetowns continued to derive a large portion of its total net revenues from the sales and servicing of iDeclare packages, which is Ninetowns’ flagship import/export enterprise software solution. During the second half of 2013, the Company sold 760 iDeclare software packages and 8,621 iDeclare annual maintenance service contracts. For the full year 2013, the Company sold 1,801 iDeclare software packages and 18,105 iDeclare annual maintenance service contracts. Enterprise to Government (B2G) revenues declined slightly for the second half and full year 2013, which were impacted by the lower level of import/export transactions as a result of slower overall economic growth in China and adversely affected by the changes to the Catalogue of Import and Export Commodities Subject to Inspection and Quarantine by the Entry-Exit Inspection and Quarantine Authorities (the “Catalogue”) announced by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC. In 2013, Ninetowns renewed annual maintenance service contracts with approximately 18,105 users whose contracts were due in 2013, representing approximately 12% of its users whose annual maintenance service contracts were due in 2013.

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In addition, during the second half of 2013, Ninetowns sold 26 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. For the full year 2013, Ninetowns sold 107 such maintenance service contracts, which represents a decrease from 379 maintenance service contracts sold in 2012. These contracts average approximately RMB1500 (US$250) per contract per year. The maintenance services covered by the annual maintenance service contracts include installation, remote technical support, automatic upgrades and user training.

As previously announced, Ninetowns expects its B2G net revenues and B2G net income to be adversely affected by changes to the Catalogue. On August 1, 2013, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC announced certain changes to the Catalogue. Beginning on August 15, 2013, 1,507 categories of items that were originally contained in the Catalogue are no longer subject to quality inspection prior to export, although 87 of these categories will continue to be subject to animal and plant quarantine inspection prior to export. After these new rule changes were announced, Ninetowns closely monitored the market dynamics and lowered the selling price of iDeclare software packages to attract more clients. These price reductions, however, have yet to offset the negative impact of the global economic slowdown and the new rule changes.

Food-Related Business:

Ninetowns’ food-related business continued its upward momentum in 2013, benefitting from the ongoing investment and expansion of the segment since its 2009 launch. Currently more than 3,000 food and household products have been offered through the Company’s online grocery store www.tootoo.cn, including fresh organic fruits and vegetables, seafood, snacks, drinks, fresh and frozen meat, nutritional supplements and household supplies from 16 different categories. Ninetowns continues to focus on the “guaranteed fresh” delivery service through which fresh produce from the farms or the Company’s warehouses is delivered directly to customers located in a number of residential communities in Beijing. Supported by the Company’s advantages in information technology, Ninetowns’ product racking system, warehouse management system and delivery date management system enable efficient and low cost product storage and movement control.

Revenue generated by the food-related business increased by approximately 96% in 2013 compared to 2012, and represented 42% of the total net revenues in 2013. This growth was mainly driven by an increase in the volume of orders placed by customers. The Company’s food-related business has benefited from growing consumer demand for fresh and healthy organic foods coupled with consumers’ preference for the speed and convenience that online shopping offers. By further improving service quality and expanding offerings in the year ahead, Ninetowns expects a greater revenue contribution from the food-related business moving forward.

Real Estate Development Business:

The Company’s property development business seeks to leverage Ninetowns’ substantial experience in the technology field, including the Internet of Things (“IOT”) industry, and to capitalize on the emerging niche real estate market in China that integrates IOT-related technology with community life and urban operations.

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The Company currently has development projects located in China under planning or construction. The Company expects continued focus of its management and financial resources in support of development projects which it believes may provide a stable source of long-term growth.

Management Discussion

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented, “We concluded 2013 with an increase in the top line, thanks to the continued strong growth from our food-related e-commerce business. Sales in our import/export enterprise software and services business experienced a decline in 2013 mainly due to negative macro factors including a lukewarm global trade environment, an overall economic slowdown in China and government mandated changes to export inspection rules. We have been closely monitoring the industry dynamics and adopted necessary measures to cope with the macroeconomic headwinds. In the meantime, we are pleased to report continued strong revenue contribution from our food-related e-commerce business, which accounted for 42% of total net revenues in 2013. Going forward, we intend to meet the demand for timely delivery of healthy fresh foods and household products by further expanding the scope and reach of our products and services and improve our customers’ experience. We expect revenue contribution from our food-related e-commerce business will continue to grow. We also intend to continue to focus on our property development initiatives and will continue to invest time and management resources in suitable property development projects to capture the growth opportunities in China’s property market.”

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “We are pleased to see an increased top line against negative macro factors in 2013. We have a healthy balance sheet with cash, cash equivalents and term deposits of RMB421.6 million at the end of 2013. The solid financial position well positions us for further development in our food-related e-commerce business and property development projects. However, as previously announced, we expect our top line and bottom line to be adversely affected by the new rule changes in our B2G segment. We are in the process of reviewing our options in response to these new rule changes, while recognizing that such options may be limited.”

Second Half 2013 Financial Results

Total Net Revenues. Total net revenues increased by 21% to RMB56.5 million (US$9.3 million) for the second half of 2013, from RMB46.5 million for the second half of 2012.

Net revenues from the sales of enterprise software for the second half of 2013 were RMB26.3 million (US$4.3 million), representing 47% of total net revenues, as compared to RMB30.4 million for the second half of 2012. Net revenues from software development services were RMB4.5 million (US$0.7 million) for the second half of 2013, representing 8% of total net revenues, as compared to RMB3.8 million for the second half of 2012. Net revenues from the food-related e-commerce business were RMB25.7 million (US$4.2 million) for the second half of 2013, representing 45% of total net revenues in the second half of 2013, as compared to RMB12.3 million for the second half of 2012.

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Gross Profit and Gross Margin. Gross profit was RMB32.6 million (US$5.4 million) for the second half of 2013, representing a decrease of 10% compared to RMB36.4 million for the second half of 2012. Gross margin for the second half of 2013 was 58%, compared to 78% in the second half of 2012.

Operating Expenses. Total operating expenses were RMB53.1 million (US$8.7 million) for the second half of 2013, representing an increase of 2% from RMB51.8 million in the second half of 2012, primarily due to increases in sales and marketing expenses and research and development expenses, which were partially offset by decreases in general and administrative expenses.

Sales and marketing (“S&M”) expenses were RMB14.2 million (US$2.3 million) for the second half of 2013, representing an increase of 44% from RMB9.9 million for the second half of 2012. This increase was mainly attributable to an increase in (i) overall staff compensation as a result of an increase in the number of our sales and marketing personnel and (ii) advertising and exhibition expenses.

General and administrative (“G&A”) expenses were RMB29.0 million (US$4.8 million) for the second half of 2013, representing a decrease of 15% from RMB34.0 million for the same period of 2012, primarily due to decreases in fixed assets depreciation expenses, amortization of intangible assets, legal and professional fees and share-based compensation expenses relating to share options and restricted shares granted to our directors, executive officers and certain employees in prior years.

Research and development (“R&D”) expenses were RMB9.9 million (US$1.6 million) for the second half of 2013, representing an increase of 24% from RMB8.0 million for the same period of 2012. This increase was mainly attributable to an increase in the compensation of research and development personnel as a result of a general increase in research and development personnel headcount.

Operating Loss. Operating loss was RMB20.5 million (US$3.4 million) for the second half of 2013, compared to an operating loss of RMB15.4 million for the second half of 2012. The increase in operating loss was primarily due to the decrease in gross profit in the second half of 2013.

Other Income (Loss) Other income (loss) primarily consists of interest income, gain (loss) on sales of short-term investments, changes in fair value of marketable options and losses from equity method investments. Other loss was RMB8.7 million (US$1.4 million) for the second half of 2013, compared to other income of RMB28.7 million for the same period in 2012. This decrease was primarily due to losses on short-term investments.

Income (Loss) before Income Tax and Non-controlling Interest. Loss before income tax and non-controlling interest was RMB29.1 million (US$4.8 million) for the second half of 2013, compared to income before income tax and non-controlling interest of RMB13.3 million for the same period in 2012.

Income Tax (Expense) Benefit. Income tax benefit was RMB0.1 million (US$18,000) for the second half of 2013, compared to income tax expense of RMB0.02 million for the second half of 2012, which was due to the increase of deferred income tax assets as a result of timing differences between the accounting and tax treatment on deferred service revenue.

Net Income (Loss). Net loss was RMB28.9 million (US$4.8 million) for the second half of 2013, as compared to a net income of RMB13.2 million for the second half of 2012. Basic and diluted net loss per ADS for the second half of 2013 were RMB0.76 (US$0.13) and RMB0.76 (US$0.13), respectively, compared to basic and diluted net income per ADS of RMB0.35 and RMB0.32 for the same period in 2012.

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Full Year 2013 Financial Results

Total Net Revenues. Total net revenues for the full year 2013 were RMB107.8 million (US$17.8 million), representing an increase of 19% compared to RMB90.4 million for the full year 2012. This revenue increase was primarily due to the increase of net revenue from our food-related e-commerce business in 2013.

Net revenues from enterprise software sales for the full year 2013 were RMB56.5 million (US$9.3 million), representing 52% of total net revenues in 2013, as compared to RMB59.8 million for the full year 2012. Net revenues from software development services for the full year 2013 were RMB6.0 million (US$1.0 million), representing 6% of total net revenues in 2013, compared to RMB7.5 million for the full year 2012. Net revenues from the food-related business for the full year 2013 was RMB45.3 million (US$7.5 million), representing 42% of total net revenues in 2013, compared to RMB23.1 million for the full year 2012.

Gross Profit and Gross Margin. Gross profit was RMB67.6 million (US$11.2 million) for the full year 2013, compared to RMB69.7 million for the full year 2012. Gross margin for the full year 2013 was 63%, compared to 77% for the full year 2012.

Operating Expenses. Total operating expenses decreased by 3% to RMB107.0 million (US$17.7 million) for the full year 2013 from RMB110.6 million for the full year 2012.

S&M expenses increased by 19% to RMB25.7 million (US$4.2 million) for the full year 2013, from RMB21.6 million for the full year 2012. The increase was caused mainly by increases in advertising and exhibition expenses in our food-related e-commerce business in 2013.

G&A expenses decreased by 13% to RMB64.6 million (US$10.7 million) for the full year 2013 from RMB74.0 million for the full year 2012. This decrease resulted primarily from decreases in fixed assets depreciation expenses, amortization of intangible assets, legal and professional fees and share-based compensation expenses relating to share options and restricted shares granted to our directors, executive officers and certain employees in prior years, partially offset by increases in salaries and office expenses of our general and administrative department.

R&D expenses increased by 12% to RMB16.7 million (US$2.8 million) for the full year 2013 from RMB14.9 million for the full year 2012. This increase was mainly attributable to an increase in overall compensation of research and development personnel as a result of the increase in headcount and average compensation per person.

Operating Loss. As a result of the foregoing, operating loss for the full year 2013 was RMB39.4 million (US$6.5 million), compared to an operating loss of RMB40.9 million for the full year 2012.

Other Income. Other income, which primarily consists of interest income, gains on sales of short-term investments, changes in fair value of marketable options and loss from equity method investments,

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amounted to RMB26.0 million (US$4.3 million) for the full year 2013, as compared to other income of RMB110.1 million for the full year 2012. This decrease was due primarily to a decrease in gains on sales of short-term investments in 2013 compared to 2012.

Income (Loss) before Income Tax and Non-controlling Interest. Loss before income tax and non-controlling interest was RMB13.3 million (US$2.2 million) for the full year 2013, compared to income before income tax and non-controlling interest of RMB69.2 million for the full year 2012.

Income Tax Expense. Income tax expense decreased to RMB0.4 million (US$70,000) for the full year 2013, from RMB0.7 million in 2012, primarily due to the increase of deferred income tax assets as a result of timing differences between the accounting and tax treatment on deferred service revenue.

Net Income (Loss). Net loss was RMB13.9 million (US$2.3 million) for the full year 2013, compared to net income of RMB68.6 million for the full year 2012. Basic and diluted net loss per ADS for the full year 2013 were RMB0.37 (US$0.06) and RMB0.37 (US$0.06), respectively, compared to basic and diluted net income per ADS of RMB1.81 and RMB1.67 for the full year 2012.

Deferred Revenue. Deferred revenue as of December 31, 2013 was RMB10.9 million (US$1.8 million), compared to RMB13.5 million as of December 31, 2012.

Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits amounted to RMB421.6 million (US$69.6 million) as of December 31, 2013, compared to RMB255.2 million as of December 31, 2012.

Currency Convenience Translation

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. This announcement contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollar amounts as of and for the six months / twelve months ended December 31, 2013, were made at an exchange rate of RMB6.0537 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2013.

Investor Conference Call / Webcast Details

A conference call has been scheduled for 8:00 a.m. in Beijing on May 13, 2014. This will be 8:00 p.m. on May 12, 2014 in New York. During the call, Ninetowns’ management will be available to discuss the second half and full year 2013 financial results and recent business activities.

The call may be accessed by dialing +1-866-519-4004 and the passcode is 36681285. A live webcast of the conference call will be available on Ninetowns’ website at ir.ninetowns.com. A replay of the call will be available from 11:00 a.m. Beijing time on May 13, 2014 (11:00 p.m. in New York on May 12, 2014) through 9:00 p.m. on May 19, 2014 in Beijing (9:00 a.m. in New York on May 19, 2014) by telephone at +1-855-452-5696 and through ir.ninetowns.com. The passcode to access the replay is 36681285.

ir.ninetowns.com

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at ir.ninetowns.com.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “plan,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. These statements are based upon the current beliefs and expectations of the Company’s management and involve risks and uncertainties that are subject to changes based on various factors (many of which are beyond the Company’s control), including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally as well as those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Investor Relations (Beijing)

Daisy Wang, IR Manager

Ninetowns Internet Technology Group Company Limited

Phone: +86 (10) 6589 9904

Email: daisywang@ninetowns.com

Investor Relations (U.S.)

Roland Tomforde, Managing Director

Taylor Rafferty

Phone: +1 (212) 889 4350

Email: ninetowns@taylor-rafferty.com

ir.ninetowns.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2012, JUNE 30, 2013 AND DECEMBER 31, 2013

  (In thousands, except share-related data)

	For the six months ended
	Dec. 31,	Dec. 31,	June 30,	June 30,	Dec. 31,	Dec. 31,
	2012	2012	2013	2013	2013	2013
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	46,497	7,463	51,390	8,373	56,457	9,326

Total cost of revenues	(10,054)	(1,614)	(16,407)	(2,673)	(23,816)	(3,934)

Gross profit	36,443	5,849	34,983	5,700	32,641	5,392

Selling and marketing expenses	(9,858)	(1,582)	(11,558)	(1,883)	(14,163)	(2,340)

General and administrative expenses	(34,035)	(5,463)	(35,542)	(5,791)	(29,058)	(4,800)

Research and development expenses	(7,952)	(1,276)	(6,797)	(1,107)	(9,862)	(1,629)

Loss from operations	(15,402)	(2,472)	(18,914)	(3,081)	(20,442)	(3,377)
Interest income	3,905	627	3,725	607	1,877	310

Gain (loss) on sales of short-term investments	37,794	6,066	24,925	4,061	(18,399)	(3,039)

Change in fair value of marketable options	(16,939)	(2,719)	865	141	(12)	(2)

(Loss) income from equity method investments	(586)	(94)	73	12	(536)	(88)

Other income	4,502	723	5,082	828	8,414	1,390

Income (loss) before income tax and non-controlling interest	13,274	2,131	15,756	2,568	(29,098)	(4,806)
Income tax (expense) benefit	(24)	(4)	(531)	(87)	107	18

Income (loss) before non-controlling interest	13,250	2,127	15,225	2,481	(28,991)	(4,788)

Net loss (income) attributable to non-controlling interest	(41)	(7)	(241)	(39)	125	21

Net income (loss)	13,209	2,120	14,984	2,442	(28,866)	(4,767)

Net income(loss) per share:

Basic	RMB0.35	US$0.06	RMB0.39	US$0.06	RMB(0.76)	US$(0.13)

Diluted	RMB0.32	US$0.05	RMB0.36	US$0.06	RMB(0.76)	US$(0.13)

Weighted average number of shares used in computation:

Basic	37,814,016	37,814,016	37,964,170	37,964,170	38,007,770	38,007,770

Diluted	41,126,582	41,126,582	41,321,182	41,321,182	38,007,770	38,007,770

ir.ninetowns.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

  (In thousands, except share-related data)

		For the years ended

	Dec. 31, 2012 RMB (unaudited)	Dec. 31, 2012 US$ (unaudited)	Dec. 31, 2013 RMB (unaudited)	Dec. 31, 2013 US$ (unaudited)

Total net revenues	90,387	14,509	107,847	17,815

Total cost of revenues	(20,728)	(3,327)	(40,223)	(6,644)

Gross profit	69,659	11,182	67,624	11,171

Selling and marketing expenses	(21,647)	(3,475)	(25,721)	(4,249)

General and administrative expenses	(74,034)	(11,883)	(64,600)	(10,671)

Research and development expenses	(14,872)	(2,387)	(16,659)	(2,752)

Loss from operations	(40,894)	(6,563)	(39,356)	(6,501)
Interest income	5,718	917	5,602	925
Gain on sales of short term investments	113,644	18,241	6,526	1,078

Change in fair value of marketable options	(16,094)	(2,583)	853	141
Loss from equity method investments	(857)	(138)	(463)	(76)
Other income	7,706	1,237	13,496	2,229

Income (loss) before income tax and non-controlling interest	69,223	11,111	(13,342)	(2,204)
Income tax expense	(671)	(108)	(424)	(70)

Income (loss) before non-controlling interest	68,552	11,003	(13,766)	(2,274)
Net loss (income) attributable to non-controlling interest	(3)	*	(116)	(19)

Net income (loss)	68,549	11,003	(13,882)	(2,293)

Net income (loss) per share:
Basic	RMB1.81	US$0.29	RMB(0.37)	US$(0.06)

Diluted	RMB1.67	US$0.27	RMB(0.37)	US$(0.06)

Weighted average number of shares used in computation:
Basic	37,780,134	37,780,134	37,986,150	37,986,150

Diluted	41,092,700	41,092,700	37,986,150	37,986,150

* Less than US$1

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NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

  (In thousands)

	Dec. 31,		Dec. 31,

	2012	2012	2013	2013

	RMB	US$	RMB	US$

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS

Current assets:
Cash, cash equivalents and term deposits	255,178	40,959	421,600	69,643
Restricted cash	84	13	84	14
Short-term investments	290,513	46,630	21,490	3,550
Inventories	3,527	566	3,931	649
Trade receivables, net	2,327	373	8,520	1,407
Assets held for sale, current	—	—	95,591	15,791
Other current assets	46,591	7,480	9,793	1,618

Total current assets	598,220	96,021	561,009	92,672
Assets held for sale, long lived	—	—	357,340	59,028
Other non-current assets	797,836	128,061	452,042	74,673

TOTAL ASSETS	1,396,056	224,082	1,370,391	226,373

LIABILITIES AND EQUITY

Current liabilities:
Deferred revenue	13,472	2,162	10,872	1,796
Liabilities held for sale	—	—	277,070	45,769
Other current liabilities	62,622	10,053	49,646	8,201

Total current liabilities	76,094	12,215	337,588	55,766

Non-current liabilities:
Deferred subsidies	276,200	44,333	—	—
Tax liabilities	4,766	765	4,766	787

Total liabilities	357,060	57,313	342,354	56,553

Total equity	1,038,996	166,769	1,028,037	169,820

TOTAL LIABILITIES AND EQUITY	1,396,056	224,082	1,370,391	226,373